

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2023

Tim Chen
Chief Financial Officer
VNET Group, Inc.
Guanjie Building Southeast 1st Floor, 10# Jiuxianqiao East Road
Chaoyang District
Beijing, 100016
The People's Republic of China

> **Re: VNET Group, Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **Response dated September 28, 2023**
> **File No. 001-35126**

Dear Tim Chen:

We have reviewed your September 28, 2023 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 18, 2023 letter.

Form 20-F for Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 156

1. We note your response to prior comments 1 and 3. Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures. Please amend your filing to disclose and quantify any ownership interests held by governmental entities, including any ownership interests held by state-owned enterprises, in all of your consolidated operating entities, including variable interest entities or similar structures. In particular, we note a 49% equity interest in Shanghai Wantong VNET Information Technology Co., Ltd., a subsidiary of one of the VIEs, Beijing Yiyun Network Technology Co., Ltd., which is beneficially owned by a PRC state-owned enterprise in Shanghai and a 40% equity

interest in Hangzhou Hanggang Shilian Cloud Technology Co., Ltd., a subsidiary of Beijing Yiyun Network Technology Co., Ltd., which is beneficially owned by a PRC state-owned enterprise in Hangzhou, Zhejiang province. In addition, please clarify the statement in your response to prior comment 1 that your VIEs' subsidiaries are not owned by a governmental entity in mainland China.

2. Your response to prior comment 2 indicates that you reviewed the profiles of the directors and conducted inquiries before concluding nothing has come to your attention suggesting that any member of the boards of directors is an official of the Chinese Communist Party or has any memberships or affiliations that could reasonably result in such member being considered an official of the Chinese Communist Party. Please tell us in more detail how you considered the profile of Mr. Jie Dong and particularly his roles at China Investment Corporation. Please also tell us how you considered whether Mr. Dong has any current or prior memberships on, or affiliations with, committees of the Chinese Communist Party that are not addressed in his biography on page 126 of your Form 20-F and whether he is a member of the Chinese Communist Party.

Please contact Jennifer Gowetski at 202-551-3401 or Andrew Mew at 202-551-3377 with any other questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Will Cai